FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2006
Commission File Number 1-11130
ALCATEL
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

Press release
Alcatel reports first quarter 2006 : revenues up 18%
First quarter financial highlights:
•	Revenues up 17.6% yoy at Euro 3,067 million

•	Operating profit at Euro 198 million, a 6.5% operating margin, up significantly yoy

•	Net income (group share) at Euro 104 million, EPS at Euro 0.08

•	Net cash position at Euro 1,039 million
Paris, April 27, 2006 — Alcatel’s Board of Directors (Paris: CGEP.PA and NYSE: ALA) reviewed and approved first quarter 2006 results. Revenues were up by 17.6% at Euro 3,067 million compared with Euro 2,607 million (up 14.9% at constant Euro/$ exchange rate) in the same period last year. The gross margin was 34.9%. Operating profit amounted to Euro 198 million, a 6.5% operating margin. Net income (group share) for the quarter was registered at Euro 104 million or a diluted EPS of Euro 0.08 per share (US$ 0.10 per ADS), which included capital gains of Euro 0.02 per share. Diluted EPS in first quarter 2005 was Euro 0.09, which included capital gains of Euro 0.05 per share.

Key Figures	First Qtr	First Qtr	Fourth Qtr
In Euro million except for EPS	2006	2005	2005
Profit & Loss
Revenues	3,067	2,607	4,094
Operating Profit	198	107	541
Income from operating activities	157	74	464
Net income (group share)	104	124	344
EPS Diluted (in Euro)	0.08	0.09	0.25
E/ADS* (In US$)	0.10	0.11	0.30
Number of shares (billion)	1.37	1.37	1.37

*	E/ADS has been calculated using the US Federal Reserve Bank of New York noon euro/dollar buying rate of USD1.21 as of March 31, 2006.
Serge Tchuruk, Chairman and CEO, summarized the Board’s observations:
“Alcatel has once again turned in a solid quarter with strong revenue growth, and improving margins. We continue to benefit from our leading position in the triple play services that are transforming carrier networks across the world. We saw an exceptionally good performance in our wireline business coming from a favorable geographical and product mix, particularly in our access, optical and IP activities fueled by strong growth in North America. Our wireless business continues to record good momentum, in all radio technologies spanning from 2G to HSDPA and in all regions, with a highly competitive environment, as foreseen at the beginning of the year. In addition, we continue to increase our investment in next generation mobile technologies to support our momentum with a particular focus on video and mobile TV where we have gained a leading position.

Our private communications segment is still driven by our integration services activities and our leading position in the IP telephony domain, particularly in Europe.”
“The first part of the year has been highlighted by a major strategic evolution which has placed Alcatel at the forefront of the much needed industry consolidation. Thanks to the strong and complementary geographical and technological attributes of both companies, our pending merger with Lucent Technologies should provide enhanced earnings opportunities for the combined company, with the closing of the deal expected in the next six to twelve months. Our plan to transfer our satellite and security assets to Thales will allow us to reinforce our industrial partnership and open new opportunities for our communications technology in the defense and security markets. Closing for this deal is expected to occur in the second half of the year.”
Outlook
“Our vision of the market remains unchanged as we move toward mid year: we expect the carrier market to grow in the mid single digit range for full year 2006. Concerning Alcatel’s businesses, we expect full year revenue to grow above the carrier market rate, with a lower growth rate for the second half compared to the first half as previously announced. Second quarter revenues are expected to grow in the mid to high single digit range. In an intensifying competitive environment, we continue to target a slight improvement in our full year operating margin as well as expecting to improve free cash flow for the full year.”

Segment Breakdown	First Qtr	First Qtr	Fourth Qtr
In Euro million	2006	2005	2005
Revenues
Fixed Communications	1,273	987	1,720
Mobile Communications	908	789	1,257
Private Communications	905	848	1,161
Other & Eliminations	(19)	(17)	(44)

Total	3,067	2,607	4,094

Income from Operations
Fixed Communications	110	50	288
Mobile Communications	57	66	139
Private Communications	48	34	117
Other & Eliminations	(17)	(43)	(3)

Total	198	107	541

First Quarter Business Update
Note: The following comments are based on year on year comparisons.
Fixed communications
First quarter revenue increased by 29.0% to Euro 1,273 million compared with Euro 987 million in the same period last year. Revenues were strong in the access, optical and IP carrier data activities. The IP transformation of carriers’ networks to provide triple play services continued to drive growth during the quarter with new contract wins in Italy, Denmark, Slovakia, and China. The access business registered a strong performance with 6 million DSL lines delivered, more than a 50% year on year increase (3.9 million in the same quarter last year), confirming the trend seen at the end of last year. Growth has primarily been driven by continued migration of the dial-up services base to high speed internet connection through plain-DSL and multi-service access technologies. In addition, Alcatel’s IP DSLAM product family continued to gain traction with now more than 90 customers worldwide. The IP service router activity also positively impacted first quarter growth, registering a 10-fold year-over-year increase. Alcatel now has a confirmed #2 worldwide market position in IP edge aggregation, and shares the #1 position in Western Europe according to industry analyst, Synergy. A new service router was added to the IP product family during the quarter (Alcatel 7710 SR), expanding Alcatel’s addressable market, particularly in wireless IP networks and emerging markets. The 7710 SR is optimized for smaller points of presence and secured a first contract win in New Zealand for a global network. In addition to the strong momentum in IP service router, the MSWAN product offering continued to hold up well during the quarter, with sustained demand for ATM-based DSL aggregation for large incumbent customers and for 3G RAN (Radio Access Network) aggregation, particularly in North America. Optical networks grew during the quarter, primarily fueled by the carrier network transformation to video, and by the wireless providers. The submarine networks business registered new regional wins in the West Indies. The NGN/IMS solutions business turned in a good level of performance and registered the award of a new IMS project in the UK. The TDM voice activity continued to decline during the quarter.
Operating profit amounted to Euro 110 million, representing an 8.6% operating margin with significant contributions coming from the access and IP divisions.
Mobile communications
First quarter revenue increased by 15.1% to Euro 908 million compared with Euro 789 million in the same period last year. The mobile radio business again turned in a solid performance with the 2G solution continuing to support a strong subscriber growth in emerging countries, with a growing footprint in Africa and Middle East. Alcatel’s 3G product family gained momentum during the quarter with extension phases secured at the installed bases in Western Europe and North Africa and new wins in Southeast Asia. In particular, China registered good growth during the quarter, driven by renewed investment in GSM and ongoing preparation for the beginning of HSDPA and TD-SCDMA rollouts. Driven by the evolution to IP networks, the core switching business is now reflecting a clear migration from traditional TDM to NGN/IMS solutions. Alcatel’s IT-based NGN/IMS core softswitch platform now carries live traffic in over 60 GSM and UMTS sites worldwide with new shipments and deployments being registered in fast-growing markets such as Russia, Kazakhstan, Chili, Thailand, Malaysia, and China. WiMAX also showed strength with new wins in Russia and Japan and with the launch of the Evolium WiMAX base station, based on the latest IEEE standard, with availability for commercial network deployments starting in the second half of 2006. Video and payment applications remained a strong contributor, and Alcatel continues to expand its leading position in payment with over 200 references including more than 20 wins in convergent payment, a key segment of growth.
Operating profit amounted to Euro 57 million, representing a 6.3% operating margin, reflecting increasing investments in the NGN/IMS core, 3G and WiMAX product offering in a competitive pricing environment.
Private communications

First quarter revenue increased by 6.7% to Euro 905 million compared with Euro 848 million in the same period last year. In particular, revenues were strong in the enterprise and integration services activities. The enterprise business contributed significantly to the segment’s growth with good performance in all activities. The migration towards the IP telephony for small and medium businesses continued to be strong across Europe. During the quarter, Alcatel launched new product offerings in its Managed Communications Services solutions. The new offerings include the Alcatel 8628 Multimedia Instant Conferencing (MMIC) solution for managed employee interaction services and the Alcatel Pay-Per-User and Alcatel Outsourcing solutions for managed business communications services. The contact center activity, Genesys, turned in a strong performance with a major win in France representing the largest Genesys Voice Platform deployment in Europe to date. Integration and services also turned in a strong performance once again driven by opportunities in the transport and energy markets. The transport activity remained solid and registered several new contracts, e.g., in France for electronic interlocking equipment and in Canada for a communications-based train control system. The space business declined slightly, however three new commercial wins were recorded in Turkey, South Korea and the U.S.
Operating profit amounted to Euro 48 million, representing a 5.3% operating margin, with a good performance coming from all businesses.
Alcatel’s Board of Directors has approved the rescheduling of the Annual Shareholders’ Meeting to September 7, 2006 (from June 1, 2006) and will propose a dividend payment of Euro 0.16 for 2005. Payment of this dividend should occur within five to ten days following the Shareholders’ Meeting.
Alcatel will host an audio webcast at 1:00 p.m. Paris time (12:00 p.m. London and 7:00 a.m. New York), which can be accessed at http://www.alcatel.com/1q2006/ or http://www.alcatel.fr/1q2006.

First quarter 2006 results
Consolidated Income Statement:
➢	Revenues: Euro 3,067 million vs. Euro 2,607 million Q1 05 (up 17.6%) and vs. Euro 4,094 million sequentially

➢	Geographical distribution of revenues:

W. Europe:	40%
North America:	20%
Asia:	13%
RoW:	27%
➢	Gross margin: 34.9% (36.4% for Q1 05)

➢	Selling, general and administration (“SG&A”) costs: Euro (505) million (16.5% of sales)

➢	Research and development (“R&D”) expenses: Euro (367) million (12.0% of sales)

➢	Operating profit: Euro 198 million, an 6.5% operating margin

➢	Income from operating activities: Euro 157 million and included
o	Share-based payment at Euro (16) million

o	Restructuring at Euro (25) million
➢	Income from continuing operations: Euro 103 million and included:
o	Net financial costs of Euro (45) million

o	Share of equity affiliates at Euro 5 million

o	Income Tax at Euro (14) million
➢	Net Income (Group share) : Euro 104 million

➢	Diluted EPS: Euro 0.08 [US$0.10 per ADS] based on an average of 1.37 billion shares
BALANCE SHEET ITEMS:
➢	Operating working capital: Euro 934 million, 6.9% of last 12 months revenues

➢	Cash and equivalents and marketable securities: Euro 4,658 million

➢	Net Cash: Euro 1,039 million

Upcoming Events/Announcements
July 27	Second quarter earnings announcement
September 7	Annual Shareholders’ Meeting
October 25	Third quarter earnings announcement
About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 13.1 billion and 58,000 employees in 2005, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Régine Coqueran	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel.com
Stéphane Lapeyrade	Tel.: +33 (0)1 40 76 12 74	stephane.lapeyrade@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel: +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 7016	charlotte.laurent-ottomane@alcatel.com
Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to second quarter and full year 2006 revenue, gross margin, operating profit and earnings per share (EPS) (ii) the benefits to Alcatel in 2006 from its improvements in product costs and restructuring efforts, (iii) improvements in margins from new technologies, and (iv) benefits that will result from strategic partnerships, acquisitions and divestitures, and in particular the operations contemplated with Lucent and Thales. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to obtain product cost improvements and to implement cost cutting and restructuring programs and whether these efforts will achieve their expected benefits, including improvements in net income, among other benefits; the economic situation in general (including exchange rate fluctuations), and uncertainties in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; the timing of closing and expected benefits from the operations contemplated with Lucent and Thales; and the impact of each of these factors on sales and income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: April 27, 2006	By:	/S/ Jean-Pascal Beaufret

Jean-Pascal Beaufret
Chief Financial Officer